Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-132936-14

CREDIT SUISSE

Accelerated Return Equity Securities (ARES) due April 22, 2009

Linked to the Performance of the S&P 500® Index

March 17, 2008

Issuer:	Credit Suisse, acting through its Nassau Branch
Principal Amount:	$1,900,000
Reference Index:	S&P 500® Index
Interest:	The securities will not pay interest.
Trade Date:	March 17, 2008
Issue Date:	March 25, 2008*
Valuation Date:	April 17, 2009, subject to postponement if a market disruption event occurs on that date.
Maturity Date:	April 22, 2009, subject to postponement if a market disruption event exists on the valuation date.
Offering Price:	$1,000 per security (100%)
Initial Index Level:	1276.60
Final Index Level:	The closing level of the reference index on the valuation date.
Redemption Amount:	For each security, cash at maturity equal to the principal amount multiplied by the sum of 1 plus the index return, calculated as follows:

•             If the final index level is greater than the initial index level, then the index return will equal the percentage increase in the index level multiplied by an additional percentage of 300%, subject to a cap of 22.75%.

• If the final index level is equal to the initial index level, then the index return will be zero.

•             If the final index level is less than the initial index level, then the index return will equal the percentage decrease in the index level. In this case, the redemption amount will be less than the principal amount.

Calculation Agent:	Credit Suisse International
Plan of Distribution:

The securities will be sold at a price of $1,000 per security (100%) by Credit Suisse, acting through its Nassau Branch, directly to Deutsche Bank Trust Company Americas, acting as agent for its customers. Credit Suisse, acting through its Nassau Branch, will pay Deutsche Bank Trust Company Americas a commission of $10 per $1,000 principal amount of securities (1%). Credit Suisse Securities (USA) LLC will not act as underwriter for, or otherwise participate in the distribution of, the securities.

Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	None.
CUSIP:	22546EBC7

* Because the securities will not settle in T+3, purchasers who wish to trade the securities on the date hereof or the next business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Credit Suisse has filed a registration statement (including product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read this communication together with the product supplement dated March 18, 2008, prospectus supplement dated May 7, 2007 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Factors” sections of the product supplement and prospectus supplement, which set forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.